

07007748

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 29831

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JUNE 1, 2006 (MM/DD/YY) AND ENDING MAY 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
BARRINGTON RESEARCH ASSOCIATES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

161 NORTH CLARK STREET, SUITE 2950
(No. and Street)

CHICAGO	ILLINOIS	60601
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
GREGORY D. PARIS 312-634-6360
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
JUL 27 2007
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DOW, WOOD & CO.
(Name – *if individual, state last, first, middle name*)

44 N. WALKUP AVE.	CRYSTAL LAKE	ILLINOIS	60014
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUL 24 2007
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, GREGORY D. PARIS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BARRINGTON RESEARCH ASSOCIATES, INC., as of MAY 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NO EXCEPTIONS


OFFICIAL SEAL
CRAIG E CHRISTENSEN
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:01/09/08

Signature

VICE-PRESIDENT
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BARRINGTON RESEARCH ASSOCIATES, INC.

Financial Statements, Schedules
and Report on Internal Accounting Control

FOR THE YEAR ENDED MAY 31, 2007

BARRINGTON RESEARCH ASSOCIATES, INC.

Report Contents
Year Ended May 31, 2007

DOW, WOOD & CO.

CERTIFIED PUBLIC ACCOUNTANTS

44 N. Walkup Avenue • Crystal Lake, Illinois 60014
(815) 356-9500 • Fax (815) 356-9573

INDEPENDENT AUDITORS' REPORT

Board of Directors and Shareholders
Barrington Research Associates, Inc.
Chicago, Illinois

We have audited the accompanying statement of financial condition of Barrington Research Associates, Inc. (the "Company")as as of May 31, 2007, and the related statements of income (loss), changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's Management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Barrington Research Associates, Inc. as of May 31, 2007, and the results of operations and changes in cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The following supplemental schedules of Barrington Research Associates, Inc. as of May 31, 2007, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934:

Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934

Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934

These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Dow, Wood & Co.

Crystal Lake, Illinois
July 11, 2007

BARRINGTON RESEARCH ASSOCIATES, INC.

Statement of Financial Condition

May 31, 2007

ASSETS

Cash	$ 189,724
Receivable from clearing broker	82,820
Other receivables	328,332
Securities owned, at market value	682,540
Fixed assets, at cost less accumulated depreciation of $146,666	-
Other assets	16,489
	$1,299,905

LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable and accrued expenses	$ 207,282
Income taxes payable	-
	207,282
Stockholders' Equity:	
Common Stock, $1.00 per value: 50,000 shares authorized, 1,000 shares issued and outstanding	1,000
Paid in capital	89,970
Retained earnings	1,001,653
	1,092,623
	$1,299,905

The accompanying notes are an integral part of these financial statements.

BARRINGTON RESEARCH ASSOCIATES, INC.

Statement of Income (Loss)

For the Year Ended May 31, 2007

REVENUES:	
Commissions and fees	$ 3,768,585
Interest and dividends	32,136
Other	22,115
	3,822,836
EXPENSES:	
Employee compensation and benefits	2,936,494
Clearing and execution	306,096
Communications	301,565
Research services	136,210
Occupancy and equipment rental	435,267
Promotion	233,403
Professional and regulatory fees	34,256
Seminars and education	21,015
Interest	5,095
Other	4,345
	4,413,746
Net (Loss) before income taxes	(590,910)
Federal and State income tax provisions	(239,194)
Net (Loss)	$ (351,716)

The accompanying notes are an integral part of these financial statements.

BARRINGTON RESEARCH ASSOCIATES, INC.

Statement of Changes in Stockholders' Equity

For the Year Ended May 31, 2007

	Common Stock	Paid In Capital	Retained Earnings
Beginning balance	$ 1,000	$ 89,970	$1,389,069
Dividends paid			(35,700)
Net (loss)			(351,716)
Ending balance	$ 1,000	$ 89,970	$1,001,653

The accompanying notes are an integral part of these financial statements.

BARRINGTON RESEARCH ASSOCIATES, INC.

Statement of Cash Flows

For the Year Ended May 31, 2007

Cash Flows From Operating Activities:	
Net (loss)	$ (351,716)
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	-
Changes in assets and liabilities:	
Receivable from clearing broker	(45,999)
Other receivables	(281,312)
Investments (securities and money market)	(239,255)
Other assets	(813)
Accounts payable and accrued expenses	87,233
Income taxes payable	(87,178)
Net cash flows (used) by operating activities	(919,040)
Cash Flows From Investing Activities:	
Purchase of fixed assets	-
Net cash flows (used) in investing activities	-
Cash Flows From Financing Activities:	
Cash dividends	(35,700)
Net cash flows (used) in financing activities	(35,700)
Net increase in cash	(954,740)
Cash at beginning of year	1,144,464
Cash at end of year	$ 189,724

Supplemental disclosures:	
Cash paid for interest	$ 5,095
Cash paid for income taxes	$ 87,178

The accompanying notes are an integral part of these financial statements.

BARRINGTON RESEARCH ASSOCIATES, INC.

Notes to Financial Statements

May 31, 2007

1. GENERAL

Barrington Research Associates, Inc. (the "Company"), is an Illinois corporation formed on June 1, 1983. The Company is a registered securities broker-dealer which deals primarily in securities traded on recognized United States security exchanges.

2. SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates - The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition - Securities transactions, and the related revenues and expenses thereon, are recorded on a settlement date basis that does not differ materially from the trade date basis. Investment securities are recorded at market value which approximates fair value. Unrealized gains and losses on securities are included in the determination of net income.

Fixed Assets - Furniture and equipment are stated at historical cost and are depreciated on an accelerated basis that approximates straight line.

Income Taxes - Any available tax credits are accounted for using the flow-through method under which the benefit is used as a reduction to the tax provision in the year it can be utilized.

3. NET CAPITAL REQUIREMENTS

The Company, as a registered broker-dealer, is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) and is required to maintain minimum capital, as defined, under the Rule. Under this Rule, the Company is required to maintain "minimum net capital" equivalent to the greater of $100,000 or 6-2/3% of "aggregate indebtedness," as these terms are defined.

At May 31, 2007, the Company had net capital, as defined, of $645,421, which was $545,421 in excess of its required net capital of $100,000.

BARRINGTON RESEARCH ASSOCIATES, INC.

Notes to Financial Statements

May 31, 2007

4. RECEIVABLE FROM CLEARING BROKER

The receivable from the clearing broker-dealer arises in the normal course of business from the settlement of securities transactions. The receivables are generally collected within thirty days. The Company utilizes one broker-dealer as its clearing broker. This clearing broker is nationally recognized and is a member of the major exchanges.

5. INCOME TAX PROVISIONS

The federal and state income tax provisions are as follows:

Current federal	$(194,784)
Current state	(44,410)
	$(239,194)

6. COMMITMENTS AND CONTINGENCIES

The Company rents office facilities in Chicago, Illinois under noncancellable operating leases through February 28, 2014. Rent expense for the year ending May 31, 2007 was $348,627. Future minimum lease payments are as follows:

Year Ending	Amount
May 31, 2008	$ 156,390
May 31, 2009	161,078
May 31, 2010	165,932
May 31, 2011	170,904
May 31, 2012	176,042
Future years	320,310
	$1,150,656

The Company had an outstanding irrevocable standby letter of credit for $37,500 at May 31, 2007. Management has determined that the letter of credit does not create an additional risk for the Company.

7. RELATED PARTY TRANSACTIONS

During the fiscal year, the Company paid $75,486 to HMR Publishing Company, an affiliated company, for research services. Also, the Company had income of $321,000 from consulting services rendered to Barrington Asset Management, Inc., another affiliate.

8. PENSION PLANS

The Company has a Profit Sharing/Salary Reduction Plan which covers all eligible employees. For those employees participating, up to 15% of annual compensation may be deferred up to the maximum prescribed by the Internal Revenue Code.

The Company may also contribute to the plan based upon a percentage of the participants' compensation determined at the discretion of the Board of Directors. No Company contribution or provision for a contribution is included in the financial statements.

9. CONCENTRATION OF CREDIT RISK

At times throughout the year the Company may maintain certain bank accounts in excess of the FDIC insured limits. This risk is managed by maintaining all deposits in high quality financial institutions.

DOW, WOOD & CO.

CERTIFIED PUBLIC ACCOUNTANTS

44 N. Walkup Avenue • Crystal Lake, Illinois 60014
(815) 356-9500 • Fax (815) 356-9573

July 11, 2007

Board of Directors and Shareholders
Barrington Research Associates, Inc.
Chicago, Illinois

In planning and performing our audit of the financial statements of Barrington Research Associates, Inc.(the "Company")as of and for the year ended May 31, 2007 (on which we issued our report dated July 11, 2007), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures referred to in the preceding paragraph can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives, in all material respects, indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at May 31, 2007 to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Dow, Wood & Co.

BARRINGTON RESEARCH ASSOCIATES, INC.

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS
PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
MAY 31, 2007

NET CAPITAL

TOTAL STOCKHOLDERS' EQUITY	$1,092,623
LESS NONALLOWABLE ASSETS:	
Other receivables	328,332
Other assets	16,489
Total nonallowable assets	344,821
NET CAPITAL BEFORE HAIRCUT ON SECURITIES POSITION	$ 747,802
HAIRCUTS ON SECURITIES POSITIONS	102,381
NET CAPITAL	$ 645,421

AGGREGATE INDEBTEDNESS

ACCOUNTS PAYABLE AND ACCRUED EXPENSES	$ 207,282

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

MINIMUM NET CAPITAL REQUIRED (The greater of $100,000 or 6-2/3% of aggregate indebtedness)	$ 100,000
EXCESS NET CAPITAL	$ 545,421
EXCESS NET CAPITAL AT 1000% (Net capital less 10% of aggregate indebtedness)	$ 624,693
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	32%

NOTE: Below is a reconciliation of the net capital computations as reported in the Company's unaudited FOCUS report Part IIA, Form X17a-5 and the accompanying audited financial statements as of May 31, 2007.

NET CAPITAL PER FOCUS REPORT COMPUTATION	$ 645,421
DECREASE IN NONALLOWABLE ASSETS	5,454
AUDIT ADJUSTMENTS (DECREASING) NET CAPITAL	(5,454)
NET CAPITAL PER ABOVE COMPUTATION	$ 645,421

BARRINGTON RESEARCH ASSOCIATES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
YEAR ENDED MAY 31, 2007

The Company claims an exemption from Rule 15c3-3 under Section (k)(2)(ii), as all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Clearing Firm Sec#	Name
8-43724	Bear Stearns Securities Corp.

END